SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

1.	SECOND QUARTER 2014 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

This Management's Discussion and Analysis ("MD&A") is intended to supplement the condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the three and six months ended June 30, 2014, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of August 6, 2014, and should be read in conjunction with the condensed consolidated interim financial statements for the three and six months ended June 30, 2014.

Additional information, including our Annual Information Form and Form 40-F for the year ended December 31, 2013, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A, please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

1.SECOND QUARTER 2014 HIGHLIGHTS

▪
Purchase of the Marigold mine completed on April 4, 2014. Mine operations are now integrated into Silver Standard. Acquisition cost reduced to $268 million following post-quarter closing adjustments of $7.3 million.

▪
Reported cash costs of $12.18 per payable ounce of silver sold at Pirquitas, with continued strong performance, enabling lowered cash cost guidance of $12.00 to $13.00 per payable ounce of silver sold for 2014.

▪	Reported cash costs of $1,103 per payable ounce of gold sold at Marigold. Operating efficiencies improving on load and haul fleet.

▪	Produced 2.0 million ounces of silver, 22,060 ounces of gold and 9.3 million pounds of zinc, on track to meet production guidance for the year.

▪	Revenue for the quarter totaled $64.3 million, compared to $33.7 million in the first quarter of 2014.

2.	OUTLOOK

This section of the news release provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
We concluded the acquisition of the Marigold mine in Nevada, U.S. from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation on April 4, 2014.

Based upon the Marigold's mine plan developed prior to our acquisition, production and cost guidance for the Marigold mine from April 4, 2014, through December 31, 2014, was provided in our first quarter MD&A. During the second quarter, integration of the Marigold mine, a review of the 2014 mine plan and the application of our accounting policies to the mine plan, specifically the application of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, for deferred stripping, resulted in certain revisions to Marigold’s cost guidance to conform to our polices.

For the period from April 4, 2014 to December 31, 2014, Marigold guidance (including second quarter actual results) is:

▪	Cash costs per payable ounce of gold sold are now expected to total between $800 and $900, a reduction from previous guidance.

▪	Capitalized deferred stripping is now expected to total approximately $20 million.

▪	Capital expenditures and mineral reserve replacement drilling are now expected to total $15 million, a reduction from previous guidance of $20 million.

▪	Production and sales remain between 105,000 and 115,000 ounces of gold.

Production at the Marigold mine in the second quarter of 22,060 ounces exceeded the quarterly production guidance provided for the second quarter of 20,000 ounces. Production in the third quarter is expected to be approximately 33,000 ounces. As previously guided, the fourth quarter is forecast to be the highest production period in 2014. Quarterly production guidance is being provided to assist with understanding of expected performance through the transition and integration of the Marigold mine.

A number of activities are underway at the Marigold mine focused on improving margins including the development of a revised mine plan and mining efficiency projects to improve cost per tonne of material moved.

At the Pirquitas mine, our annual cash costs per payable ounce of silver sold guidance is reduced to between $12.00 and $13.00 from between $12.50 and $13.50 reflecting the strong cost performance at the mine. Remaining guidance for Pirquitas and exploration and development activities is unchanged from that provided in our 2013 year end MD&A Outlook. Production guidance is between 8.2 and 8.6 million ounces of silver.

On July 30, 2014, Argentina entered into a position of default on its sovereign debt due to legal proceedings regarding holders of the debt that had not accepted restructuring proposals in 2005 or 2010. We are monitoring this situation and, at present, we are not experiencing any impacts to our business operations in Argentina.

3.	BUSINESS OVERVIEW

We are a resource company focused on the acquisition, exploration, development and operation of precious metal projects in the Americas. With the acquisition of the Marigold mine, on April 4, 2014, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Our focus is on profitable silver production from the Pirquitas mine, in Argentina, and the integration and optimization of gold production from the Marigold mine in Nevada, U.S. During the second quarter of 2014, the Pirquitas mine continued to operate to plan, we completed the integration of the Marigold mine into our operations, continued to advance permitting of the Bonita Zone exploration target whithin the San Luis project in Peru and completed selective works on our large portfolio of mineral projects and properties, which are at various stages of exploration and development.

The acquisition of the Marigold mine significantly increased revenues in the second quarter of 2014 compared to the same period in 2013 despite lower metal prices in the second quarter of 2014 relative to the comparative quarter. Following the acquisition of the Marigold mine, we are exposed to both silver and gold prices. Compared to the first quarter of 2014, the silver price decreased marginally during the second quarter of 2014, averaging $19.62 per ounce, and closing the quarter at $20.87 per ounce. Gold averaged $1,288 per ounce during the quarter and closed at $1,314 per ounce. Precious metal prices were impacted by several factors during the second quarter. Early in the quarter, metal prices weakened due to a stronger U.S. dollar and expectations of a removal of quantitative easing and higher interest rates on an improving U.S. economy. Towards the end of the quarter, this trend reversed and metal prices strengthened as U.S. economic indicators weakened and the U.S. Federal Reserve Bank indicated that U.S. interest rates would likely remain low for a considerable time. Together with the continuing political tensions in eastern parts of the Ukraine, conflicts in Iraq and weak growth in Western economies, this cautious tone from the U.S. Federal Reserve Bank contributed to stronger metal prices towards the end of the quarter, particularly for gold. However, metal prices remain significantly below the levels of the same period in 2013.

The Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which may cause delays in obtaining certain parts and supplies. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country with Central Bank approval required for all foreign exchange transactions. Argentina is experiencing high inflation with a currency that, generally, depreciates against our reporting currency, the U.S. dollar. During January 2014, the Argentine peso underwent a devaluation of approximately 25% as a result of a government policy change, and subsequently, during the remainder of the first quarter and throughout the second quarter of 2014, the exchange rate remained relatively stable, closing June 30, 2014, at a rate of 8.14 Argentine pesos for 1 U.S. dollar. The recovery of VAT is also highly regulated with a complex and, at times, lengthy collection process. All of these factors directly impact our business in Argentina.

On April 4, 2014, we completed the purchase of the Marigold mine in Nevada, U.S. and subsequent to quarter end settled post-closing adjustments that reduced total cash consideration to $268 million.

The Marigold mine is an open-pit gold mine located in Humboldt County, Nevada, U.S. at the northern end of the Battle Mountain-Eureka trend. The mine has been in continuous production since 1988. Ore is mined by conventional truck and shovel equipment and processed via a large run-of-mine heap leach operation averaging 40,000 tonnes per day. Production at the Marigold mine is subject to various net smelter returns royalties. In 2012 and 2013, significant investments were made to purchase new, larger mining equipment which are expected to improve the efficiency of future mining operations.

The mine currently employs approximately 360 people including contractors, who manage and maintain the mine and plant to world-class safety and environmental standards. The entire Marigold mine management team joined us upon closing of the acquisition. Nevada is among the world’s most favorable exploration and mining jurisdictions with a stable tax regime, streamlined permitting process and access to highly qualified labor.

Our focus is on reviewing the mine plan to optimize activities for the prevailing metal price environment and improving the performance of the new mine fleet and shovel investments to reduce unit mining costs.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for the Pirquitas mine and the Marigold mine. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013

Consolidated production and sales:
Silver produced ('000 oz)	2,042	1,918	2,281	2,028	1,890
Zinc produced ('000 lbs) (1)	9,319	8,844	10,307	7,818	5,589
Silver sold ('000 oz)	1,926	1,596	2,499	1,969	2,207
Zinc sold ('000 lbs) (1)	5,307	10,227	14,208	4,952	2,217

Gold produced (oz)	22,060	—	—	—	—
Gold sold (oz)	21,990	—	—	—	—

Silver equivalent production ('000 oz) (2)	3,467	1,918	2,281	2,028	1,890

Realized gold price ($/oz) (3)	1,285	—	—	—	—
Realized silver price ($/oz) (3)	19.89	20.38	20.79	21.38	22.47

Cash costs ($/oz) - payable silver from Pirquitas mine (3)	12.18	12.36	11.75	13.32	13.03
Cash costs ($/oz) - payable gold from Marigold mine (3)	1,103	—	—	—	—

Financial data ($000s)
Revenue	64,287	33,736	49,026	43,944	32,654
Income (loss) from mine operations	11,022	5,924	3,985	5,732	(18,971)

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
Silver equivalent ounces have been established using the realized silver and gold prices in the quarter and applied to the recovered metal content of the gold bullion that was produced by the Marigold mine.

(3)
We report non-GAAP cost per payable ounce of precious metal sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

Pirquitas mine, Argentina

	Three months ended
Operating data	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013
Total material mined (kt)	4,052	4,208	4,277	4,465	4,471
Waste removed (kt)	3,550	3,840	3,753	4,087	4,300
Strip ratio	7.1	10.4	7.2	10.8	25.2
Silver mined grade (g/t)	167	163	178	128	270
Zinc mined grade (%)	2.07	1.94	2.67	2.41	2.41
Mining cost ($/t mined)	2.80	2.40	2.90	2.77	3.05
Ore milled (kt)	402	406	420	394	365
Silver mill feed grade (g/t)	213	204	228	215	216
Zinc mill feed grade (%)	2.19	2.02	2.12	1.91	1.53
Processing cost ($/t milled)	21.13	20.09	20.74	22.51	29.92
Silver recovery (%)	74.3	72.1	73.9	74.6	74.8
Zinc recovery (%) (1)	48.0	48.9	53.0	47.0	46.0

Silver produced ('000 oz)	2,042	1,918	2,281	2,028	1,890
Zinc produced ('000 lbs) (1)	9,319	8,844	10,307	7,818	5,589
Silver sold ('000 oz)	1,926	1,596	2,499	1,969	2,207
Zinc sold ('000 lbs) (1)	5,307	10,227	14,208	4,952	2,217

Realized silver price ($/oz)	19.89	20.38	20.79	21.38	22.47

Cash costs ($/oz) (2)	12.18	12.36	11.75	13.32	13.03
Total costs ($/oz) (2)	16.34	17.42	17.75	21.24	20.05

Financial data ($000s)
Revenue	36,261	33,736	49,026	43,944	32,654
Income (loss) from mine operations	7,758	5,924	3,985	5,732	(18,971)
Capital investments (excluding deferred stripping)	3,200	2,514	6,950	7,184	7,118
Exploration expenditures	1,125	140	143	748	1,489

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

Mine production

The Pirquitas mine produced 2.0 million ounces of silver during the second quarter of 2014, which is a 6.5% quarter-on-quarter increase and reflects higher average mined grade and recovery. The marginally lower mill throughput is in line with the life of mine plan and is expected to increase in the second half of 2014.

The Pirquitas mine produced 9.3 million pounds of zinc in zinc concentrate in the second quarter of 2014, a 5.4% quarter-on-quarter increase reflecting a slightly higher average mine grade, which was partially offset by a marginally lower recovery.

Approximately 402,000 tonnes of ore were milled during the second quarter of 2014, compared to 406,000 tonnes in the first quarter of 2014. Ore was milled at an average rate of 4,423 tonnes per day during the second quarter of 2014, 11% above the mill’s nominal design. This compares to an average milling rate of 4,514 tonnes per day in the first quarter of 2014. The lower total ore tonnes processed were a result of lower availability of the processing plant due to repairs and planned maintenance in the second quarter of 2014.

Ore milled during the second quarter of 2014 contained an average silver grade of 213 g/t, higher than the 204 g/t reported in the first quarter of 2014. The average silver recovery rate of 74.3% was slightly higher than the first quarter recovery rate of 72.1% due to accessing a greater proportion of fresh sulphide ore in the pit.

Mine operating costs

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Early in 2013, we commenced a cost reduction initiative at the Pirquitas mine, which has continued into 2014 as part of a continuous improvement process. The main focus has been on replacing third party contract services, reducing staffing and implementing operational controls at the mine and plant to drive efficiencies.

Cash costs, which include cost of inventory (excluding adjustments for write downs and one-off restructuring costs), treatment and refining costs, and by-product credits, were $12.18 per payable ounce of silver sold in the second quarter of 2014 compared to $12.36 per payable ounce of silver sold in the first quarter of 2014. Cash costs in the second quarter of 2014 continue to reflect our cost management focus and are marginally below our original 2014 cost guidance.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $16.34 per payable ounce of silver sold in the second quarter of 2014 comparable with $17.42 per payable ounce of silver sold in the first quarter of 2014. Depletion, depreciation and amortization was slightly lower on a per unit sold basis in the second quarter of 2014 compared to the first quarter of 2014.

Mine sales

In the second quarter of 2014, we sold 1.9 million ounces of silver compared to 1.6 million ounces in the first quarter of 2014, and 5.3 million pounds of zinc in the second quarter of 2014, compared to 10.2 million pounds sold in the first quarter of 2014. We expect shipments of concentrate to approximate production in 2014, however, due to changes in certain contract terms, sales recognized are expected to be slightly below production. The decrease in zinc sales reflects the timing of deliveries and a temporary third party labour interruption at the port of loading during the quarter.

Exploration

At the Pirquitas mine, we are directing work towards replacing Mineral Reserves and Mineral Resource and extending the mine life of the operation.  In support of these activities we continue mapping and sampling to develop targets for drilling.

Fiscal stability agreement and regulatory environment

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).

As of June 30, 2014, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of our challenge of the legality of the application of the export duty is known with certainty. However, the Federal Government has enacted legislation limiting the term of effectiveness of injunctions ordered against it, and we are monitoring the potential impact of such legislation on the Injunction, including as it relates to the payment of any accrued export duties. At June 30, 2014, we have accrued a cumulative liability totaling $51.7 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on our total costs. If resolved in our favour, the impact would be to reduce total costs by approximately 10% of the net sales price on a per payable ounce sold basis.

Marigold mine, U.S.

Three months ended
Operating data	June 30 2014 (1)
Total material mined (kt)	18,338
Waste removed (kt)	15,986
Strip ratio	6.8
Mining cost ($/t mined)	1.70
Total ore stacked (kt)	2,352
Gold stacked grade (g/t)	0.34
Processing cost ($/t processed)	1.59
Gold recovery (%)	73.0

Gold produced (oz)	22,060
Gold sold (oz)	21,990

Realized gold price ($/oz)	1,285

Cash costs ($/oz) (2)	1,103
Total costs ($/oz) (2)	1,135

Financial data ($000s)
Revenue	28,026
Income from mine operations	3,264
Capital investments (excluding deferred stripping)	2,296
Exploration expenditures	458

(1) Data presented in this table is for the period April 1 to June 30, 2014, the period for which Silver Standard was entitled to all economic benefits of the Marigold mine per the Purchase and Sale Agreement dated April 4, 2014.

(2) We report non-GAAP cost per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

Mine production

We produced 22,060 gold ounces in the second quarter of 2014, exceeding our quarterly guidance by approximately 10%.

During the second quarter of 2014 the mine moved 18.3 million tonnes of material, of which 2.4 million tonnes of ore was delivered to the heap leach pad at a grade of 0.34 g /t of ore.

Mining activities centered on using the majority of the mining fleet for the stripping of overburden and the mining of lower grade from Phase 1 of the Mackay Pit. The remaining fleet was used to mine from the Terry Phase 2 Pit which contains slightly higher grades. Approximately 26,000 gold ounces were stacked on the pads at a recovery of 73%, which represents 18,980 recoverable gold ounces. Lower grade ores were stacked on the higher pad elevations of Cell 12 as planned to facilitate the stacking of higher grade ores nearer to the liner in the third and fourth quarters of 2014.

Mine operating costs

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Cash costs in the quarter are impacted by the fair value attributed to the leach pad inventory as part of the preliminary purchase price allocation required under IFRS. The entire value attributed to leach pad inventory was considered as a cash component with no allocation to previously incurred depreciation.

Cash costs, which include all costs of inventory, refining costs and royalties, were $1,103 per ounce of payable gold sold in the second quarter of 2014.

Total costs, which include depreciation, depletion and amortization, were $1,135 per ounce of payable gold sold in the second quarter of 2014. Depreciation, depletion and amortization was low in the second quarter as the inventory acquired did not include any depreciation, so we expect that this non-cash component will increase to normalized levels over the next two quarters as depreciation is charged to inventory.

Mine sales

A total of 21,990 gold ounces were sold during the second quarter of 2014 at an average price of $1,285 per ounce.

Mineral Resources and Mineral Reserves Compliance

We have commenced the compliance requirements under National Instrument 43-101- Standards of Disclosure for Mineral Projects ('NI 43-101") for Mineral Resources and Mineral Reserves, retaining respectively AMEC Americas Limited and Independent Mining Consultants, Inc. to provide technical oversight. Detailed work is underway to define the most suitable strategic development plan for the Marigold mine within prevailing market conditions.

Exploration

Exploration activities for the second quarter of 2014 consisted of development work around the Mackay, Hercules and 5North areas with the objective of replacing a portion of Mineral Reserves mined and adding to Mineral Resources. During the second quarter of 2014, we drilled 6,878 meters in 48 reverse circulation holes and we are in the process of evaluating the results.

5.	REVIEW OF PROJECTS

Pitarrilla, Mexico

As we previously announced, due to the changes to the Mexican mining tax and royalty regime and prevailing market conditions, we deferred a construction decision for the open pit mine at Pitarrilla and have placed all project activities on hold. In addition, we have reduced our presence on site, while continuing to fulfill our commitments to local communities.

Capitalized expenditures at the Pitarrilla project during the second quarter of 2014 amounted to $1.1 million compared to $3.6 million in the same period of 2013.

Activities during the first six months of 2014 have been limited to surface rights acquisition, review of alternative development options and meeting commitments to local communities in the project area. A number of development options for Pitarrilla were examined during the quarter, including underground only and combined open pit-underground scenarios.

The Pitarrilla project remains an important development asset in our portfolio with significant Mineral Resources and Mineral Reserves of silver, lead and zinc and we will continue to evaluate alternative options going forward.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during the three months ended June 30, 2014, amounted to $2.0 million compared to $2.6 million in the comparative period of 2013.

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein and the environmental impact assessment was approved in 2012. The execution of the project requires land access negotiations to be completed with both communities. To date we have reached an agreement with the Cochabamba community and we are continuing to pursue an agreement with the Ecash community. We have also identified an additional potential high grade gold vein target, the Bonita Zone, which is located entirely within the area held by Cochabamba. The target was sampled and trenched during 2010.

In 2013, we signed a five-year extension agreement with the Cochabamba community granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San Luis project. This extension enables us to complete exploration work on the Bonita Zone. All required exploration permits for the Bonita Zone target were obtained during the second quarter and in July 2014 a drill rig was mobilized to the property in anticipation of project start in early August.

We continue to pursue an agreement with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the Ayelén vein project. If we are able to conclude a land access agreement, we will then be able to submit permit applications and make a development decision.

Parral, Mexico

We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating such properties for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2014		2013				2012
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
							(restated)*	(restated)*
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	64,287	33,736	49,026	43,944	32,654	49,062	86,778	73,524
Income (loss) from mine operations	11,022	5,924	3,985	5,732	(18,971)	14,438	24,102	19,411
Net (loss) income before tax	(7,225)	(15,853)	43,362	(13,793)	(234,685)	(4,448)	(4,788)	5,140
Net (loss) income after tax	(7,262)	(16,858)	29,813	(14,306)	(235,945)	(4,559)	22,948	(1,597)

Basic (loss) earnings per share	(0.09)	(0.21)	0.37	(0.18)	(2.92)	(0.06)	0.28	(0.02)
Diluted (loss) earnings per share	(0.09)	(0.21)	0.37	(0.18)	(2.92)	(0.06)	0.28	(0.02)

Cash and cash equivalents	102,162	396,413	415,657	401,384	435,805	461,846	366,947	353,439
Total assets	1,252,568	1,170,768	1,191,241	1,169,967	1,176,363	1,426,245	1,317,847	1,346,304
Working capital	427,544	586,979	584,079	608,165	630,414	588,178	350,911	369,401
Non-current financial liabilities	192,050	189,580	187,130	184,791	182,486	180,224	—	—

* Restated for adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine.

The volatility in revenue over the past eight quarters has resulted from fluctuations in commodity prices, sales volumes, and certain operational and regulatory circumstances. Except for the effect of the rainy season at the Pirquitas mine on the production in the first quarter of each year, there are no significant seasonal fluctuations in the results for the presented periods. In the second quarter of 2014, the revenue includes $28.0 million of gold revenue generated by the newly acquired Marigold mine. The average realized silver price per ounce was fairly consistent for the last three quarters following a significant decrease in the second quarter of 2013.  Income (loss) from mine operations in the second quarter of 2013 was affected by the write-down of inventory to its net realizable value ("NRV"). Excluding the effect of this inventory write-down, income from mine operations followed a similar trend to revenue over the past eight quarters.

Net income (loss) before tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions and commodity prices. In the second quarter of 2014, the net income includes $2.8 million from the Marigold mine operations. In the first quarter of 2014, we sold the Challacollo project in Chile, generating a gain before tax of $9.2 million although this gain was offset by a significant foreign exchange loss of $15.9 million from the devaluation of the Argentine peso. In the fourth quarter of 2013, we sold the San Agustin project in Mexico, which generated a gain before tax of $64.6 million, and in the second quarter of 2013, impairment charges of $222.3 million were recorded against the carrying value of the Pirquitas mine, assets held for sale and exploration and evaluation assets. In the fourth quarter of 2012, we recorded a $10.8 million impairment on our marketable securities, which was a significant component of the loss recorded, and in the second quarter of 2012, we reduced our interest in Pretium, recording a gain of $45.9 million.

Three months ended June 30, 2014 compared to the three months ended June 30, 2013

Net loss for the three months ended June 30, 2014 was $7.3 million ($0.09 per share), compared to a net loss of $235.9 million ($2.92 per share) in the same period of 2013. This loss in the comparative period of 2013 was primarily due to the asset impairment charges and write-downs of $221.7 million. There were no such charges in the second quarter of 2014. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year. The results for the second quarter of 2014 include the results of operations of the Marigold mine for the period from April 1 to June 30, 2014, the period for which we were entitled to all economic benefits of the Marigold mine per the Purchase and Sale Agreement dated April 4, 2014.

In the three months ended June 30, 2014, we recognized revenues from the Pirquitas mine of $36.3 million from the sale of 1.9 million ounces of silver and 5.3 million pounds of zinc. Sales recognized in the period realized an average silver price of $19.89 per ounce, excluding the impact of period-end price adjustments. This is compared with the second quarter of 2013, in which we recognized revenues of $32.7 million from the sale of 2.2 million ounces of silver and 2.2 million pounds of zinc. Sales recognized in the period realized an average silver price of $22.47 per ounce. At June 30, 2014, sales contracts for 1.4 million ounces of silver are subject to final price settlement over the next four months. Zinc shipments for the second quarter of 2014 realized an average price of $0.93 per pound which is consistent with the second quarter of 2013, while the zinc sales volumes were more than double those in the same period in 2013.

We recognized sales of $28.0 million from the Marigold mine from the sale of 21,990 ounces of gold. Sales recognized in the period realized an average gold price of $1,285 per ounce.

Cost of sales for the second quarter of 2014 was $53.3 million, which includes $24.8 million from the Marigold mine, compared to $51.6 million in the second quarter of 2013. The resulting income from mine operations was $11.0 million in the second quarter of 2014, compared to a loss of $19.0 million in the second quarter of 2013, resulting in a positive gross margin of 20.7% in the second quarter of 2014, compared to a negative gross margin of 58.1% in the second quarter of 2013. The most significant impact on cost of sales in the second quarter of 2013 was the write-down of inventory of $12.2 million due to the significant decline in silver prices in that period. A positive margin in the second quarter of 2014 was achieved for both of our mines, but mainly derived from the operations at the Pirquitas mine. On a per unit basis, and excluding the write-down of inventory in the second quarter of 2013, the cash costs per ounce of silver sold from the Pirquitas mine decreased by 7% in the second quarter of 2014 compared to the second quarter of 2013 due to cost savings initiatives implemented over the past year. Additionally, the total costs per payable ounce of silver sold also decreased due to lower depreciation and depletion on a per payable ounce sold basis following the impairment of assets recorded in June 2013.

General and administrative expenses for the three months ended June 30, 2014 of $4.6 million were lower than the $5.9 million recorded in the three months ended June 30, 2013. This decrease is principally due to lower corporate general and administrative expenses partly offset by higher share-based compensation as a result of our higher share price in the current period.

We incurred business acquisition and integration costs of $3.1 million in the second quarter of 2014 relating to the acquisition of the Marigold mine. No costs of this nature were incurred in the second quarter of 2013.

During the three months ended June 30, 2013, we recorded a gain on derecognition of our investment in associate, Pretium Resources Inc. ("Pretium"), of $22.0 million. This gain arose as a result of the change in accounting treatment for this investment from equity accounting to accounting for this investment as an available-for-sale financial asset, which occurred during the second quarter of 2013. We also recorded a dilution gain of $0.3 million from our investment in Pretium in the three months ended June 30, 2013. There were no such gains in the second quarter of 2014.

During the second quarter we recognized an unrealized loss of $1.9 million on marketable securities which had been previously impaired. In the same period in 2013, we recognized an unrealized loss of $9.2 million. During the second quarter of 2014, we also recognized an unrealized gain of $39.3 million on marketable securities in other comprehensive income, resulting from increase in market value of investments. In the second quarter of 2013, we recognized a loss of $25.0 million due to a decline in market value of investments.

During the second quarter of 2014, we recorded $5.3 million of interest expense and other financing costs which is comparable with the $5.1 million recorded in the second quarter of 2013. The interest expense in both periods was incurred on our 2.875% convertible senior notes issued in 2013 (the "2013 Notes").

We recorded a foreign exchange loss for the three months ended June 30, 2014 of $1.0 million compared to a loss of $7.1 million in the three months ended June 30, 2013. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. During the three months ended June 30, 2014, the Argentine peso was relatively stable, devaluing only slightly against the U.S. dollar. In the same period of 2013, the Argentine peso devalued at a higher rate, and both the Canadian and Australian dollar significantly weakened against the U.S. dollar. In addition, the Canadian and Australian dollar strengthened against the U.S. dollar in the second quarter of 2014 but weakened significantly in the comparative quarter of 2013.

For the three months ended June 30, 2014, we recorded an income tax expense of $0.04 million compared to $1.3 million in the three months ended June 30, 2013. The total tax expense in the quarter consists of a current tax expense of $1.8 million and a deferred tax recovery of $1.7 million. Income tax expense is the result of payment of the Nevada Net Proceeds of Mine Tax, gains on the sale of the marketable securities and payment of interest withholding tax in Argentina. Offsets to the income tax expense items include losses generated through corporate general and administrative expenses, non-deductible acquisition costs, a reclassification of the current interest withholding tax expense to a deferred income tax asset on the basis it is scheduled to be utilized against future income taxes as a foreign tax credit. For the three months ended June 30, 2013, the income tax expense of $1.3 million was a result of the impairment at the Pirquitas mine, where there was a reversal of our previously recognised deferred income tax assets, resulting in a reduction of the income tax expense.

Six months ended June 30, 2014 compared to the six months ended June 30, 2013

Net loss for the six months ended June 30, 2014 was $24.1 million ($0.30 per share) compared to net loss of $240.5 million ($2.98 per share) in the same period of 2013. This loss in the comparative period of 2013 was primarily due to asset impairment charges and write downs of $221.7 million. There were no such charges in the six months ended June 30, 2014. The following is a summary and discussion of the other significant components of income and expenses recorded during the six months ended June 30, 2014, compared to the same period in the prior year.

In the six months ended June 30, 2014, we recognized revenues of $98.0 million in total from the sale of 3.5 million ounces of silver and 15.5 million pounds of zinc from the Pirquitas mine and 21,990 ounces of gold from the Marigold mine. Sales recognized in the period realized an average silver price of $20.08 per payable ounce, excluding the impact of positive period-end price adjustments, an average gold price of $1,285 per payable ounce and zinc shipments realized an average price of $0.91 per pound. This is compared with the first half of 2013, which recognized revenues of $81.7 million from the sale of 4.2 million ounces of silver at an average realized price of $26.20 per payable ounce. The revenue in the first half of 2014 includes $28.0 million recognized from the sale of gold produced at our Marigold mine. Excluding this revenue, the revenue recognized from the sale of silver and zinc was $70.0 million in the six months ended June 30, 2014. The decrease in revenue from the Pirquitas mine in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 is primarily driven by the lower volume of silver sold and lower realized silver price in the period. This was partly offset by the high zinc sales in the first half of 2014 and negative period-end price adjustments in the same period of 2013.

Cost of sales for the six months ended June 30, 2014 was $81.1 million, which includes $24.8 million from the Marigold mine, compared to $86.2 million in the six months ended June 30, 2013. The resulting income from mine operations was $16.9 million in the first half of 2014, compared to a loss of $4.5 million in the first half of 2013, resulting in a positive gross margin of 21% in the first half of 2014, compared to a negative gross margin of 5.5% in the first half of 2013. A positive margin in the first half of 2014 was achieved for both mines but resulted mainly from the operations at the Pirquitas mine. The most significant impact on cost of sales in the first half of 2013 was the $12.2 million write-down of inventory. Excluding the revenue and cost of sales from the Marigold mine, the cost of inventory on a unit basis was consistent, so the reduction in margin was primarily a result of the inventory write-down following a significant decline in silver prices.

General and administrative expenses for the six months ended June 30, 2014 of $11.5 million were slightly higher than the $10.8 million recorded in the six months ended June 30, 2013. This increase is principally due to share-

based payment expenses, which were higher in the six months ended June 30, 2014, due to our higher share price in the period than in the comparative period of 2013.

We incurred business acquisition and integration costs of $5.0 million in the first half of 2014 relating to the acquisition of the Marigold mine. No costs of this nature were incurred in the comparative period in 2013.

During the six months ended June 30, 2013, we recorded a gain on the derecognition of our investment in associate, Pretium, of $22.0 million. This gain arose as a result of the change in accounting treatment for this investment from equity accounting to accounting for this investment as an available-for-sale financial asset, which occurred during the second quarter of 2013. We also recorded a dilution gain totaling $2.1 million from our investment in Pretium in the six months ended June 30, 2013. These non-cash gains resulted as Pretium completed several private placements in respect of which we did not participate. There we no such transactions in the first half of 2014.

During the six months ended June 30, 2014, we recognized an unrealized loss of $4.2 million on marketable securities. We also sold several marketable securities in the period, realizing a loss of $1.5 million. The losses were the result of a decrease in market value of these investments that were either already impaired such that any subsequent reductions in the market value of these investments are recognized through the consolidated statement of (loss) income or designated as at fair value through profit and loss. During the six months ended June 30, 2014, we also recognized an unrealized gain of $51.3 million on marketable securities in other comprehensive income, resulting from increase in market value of available-for-sale investments. In the same period of 2013, we recognized a loss of $29.0 million due to a decline in market value of investments.

As partial consideration of the sale of the San Agustin project in December 2013, we received 5.1 million common shares of Argonaut Gold Inc. ("Argonaut"). The shares were subject to a customary hold period of approximately four months after closing. In order to manage our economic exposure during and subsequent to this period, we hedged 3.6 million shares of our position by entering into equity collars at a floor price of $5.00 per share and a ceiling of $6.41 per share with maturity dates ranging from June 24, 2014, to August 21, 2014. Since June 24, 2014, the share price of Argonaut has been below the floor price and, therefore, we have delivered the shares into the maturing hedges and received cash consideration at the floor price. During the six months ended June 30, 2014, the value of our Argonaut shares fell by $3.9 million which was recorded as a loss in the condensed consolidated interim statement of loss, but we recognized a partially offsetting derivative gain of $2.1 million as a result of implementing the hedge.

For the six months ended June 30, 2014, we recorded $10.5 million of interest and other financing expense compared to $12.7 million for the same period of 2013. The $2.2 million decrease was a result of incurring interest expense on both the 2013 Notes and our previously issued 4.5% senior convertible notes for a period of approximately six weeks in the first half of 2013, while in the first half of 2014, we only incurred interest on the 2013 Notes.

We recorded a foreign exchange loss for the six months ended June 30, 2014 of $17.8 million compared to a loss of $13.0 million in the six months ended June 30, 2013. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos and Canadian and Australian dollars. During the six months ended June 30, 2014, this loss largely resulted from the Argentine peso weakening against the U.S. dollar by approximately 25% in January 2014 and slightly weakening throughout the rest of the period, and a weakening of the Canadian dollar against the U.S. dollar. The Australian dollar was fairly stable relative to the U.S. dollar. In the first half of 2013, the Argentina peso devalued, however at a slower rate, and both the Canadian and Australian dollars weakened against the U.S. dollar.

For the six months ended June 30, 2014, we recorded an income tax expense of $1.0 million compared to $1.4 million in the six months ended June 30, 2013. In the first half of 2014, the tax expense was primarily the result of the taxable sale of the Challacollo project in Chile. In the six months ended June 30, 2013, as a result of the impairment at the Pirquitas mine, there was a reversal of our previously recognised deferred income tax assets, resulting in a reduction of the income tax expense.

7.	LIQUIDITY

At June 30, 2014, we had $102.2 million of cash and cash equivalents, a decrease of $313.5 million from December 31, 2013. The decrease in cash primarily resulted from the pre-adjustment cash payment of $275 million for the Marigold mine, as well as providing $15.8 million to collateralise reclamation bonding requirements at Marigold.

We generated $1.0 million of cash flows in operating activities and used $310.2 million in investing activities, which includes $290.8 million of cash outflows relating to the Marigold mine acquisition. Cash flows from investing activities comprised outflows of $39.2 million on capital expenditures, exploration and development projects, deferred stripping and VAT payments and $15.9 million of taxes paid in relation to the sale of the San Agustin and Challacollo projects. Cash inflows comprised $7.5 million of proceeds from the sale of the Challacollo project, $10.0 million of deferred consideration from the sale of the San Agustin project, $10.2 million in proceeds from the disposal of marketable securities, $1.4 million of interest income and $6.4 million of VAT recoveries in Argentina. We also incurred foreign exchange losses of $3.8 million, before impacts of interest earned, on our foreign cash balances, primarily in Argentina.

Of the cash and cash equivalents balance, $88.0 million was held in Canada, the United States, Luxembourg and Australia. Approximately $49.4 million is invested in short term investments under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet corporate needs. At June 30, 2014, we held $10.0 million cash in Argentina. Argentine government regulation of U.S. dollar inflows and outflows restricts our ability to repatriate cash generated by the Pirquitas mine, but we continue to repatriate cash from Argentina under a fixed schedule of debt repayments.

At June 30, 2014, compared to December 31, 2013, our working capital position decreased from $584.1 million to $427.5 million as a result of the acquisition of the Marigold mine for cash. This decrease in cash was partly offset by the increase in the value of Pretium shares in the period by $59.3 million and acquisition of $76.1 million of working capital through the Marigold mine transaction.

The purchase price of the Marigold mine was subject to certain post-closing adjustments. These were finalized prior to June 30, 2014, and we received a cash payment of $7.3 million in connection with such adjustments on July 10, 2014.

Our cash balance at June 30, 2014, along with projected operating cash flows are expected to be sufficient to fund planned exploration, development and corporate activities over the next twelve months from the date of this MD&A. We are continuing our cost reduction strategy to preserve capital throughout the organization and to discharge liabilities as they become due, while implementing various optimization activities at Marigold to improve cash generating capacity of that mine.

Subsequent to the period end, Pretium announced a common share offering that closed on July 29, 2104. We participated in this offering and sold 1.45 million of our Pretium shares for pre-tax cash proceeds of approximately $10 million. The after-tax proceeds will be used to support Marigold's reclamation obligations.

8.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	June 30	December 31
	2014	2013
	$000s	$000s
Shareholders' equity	707,034	707,034
Convertible notes	192,050	187,130
	899,084	894,164

Less: cash and cash equivalents	(102,162)	(415,657)
	796,922	478,507

At June 30, 2014, there was no externally imposed capital requirement to which we are subject and with which we had not complied.

As at June 30, 2014, we had 80,754,434 common shares outstanding and 2,520,836 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$7.26 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at August 6, 2014, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	2,520,836	7.26 - 28.78	3.6 - 6.9
Fully diluted	83,275,270

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by the Board of Directors.
We may, from time to time, use foreign exchange contracts, equity contracts, commodity price contracts and interest rate swaps to manage our exposure to fluctuations in foreign currency, securities held, metal prices and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage these risks, which are subject to the oversight of the Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver and gold, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of our metal concentrate sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of silver or gold as part of our overall corporate strategy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in income or other comprehensive income. During the first quarter of 2014, we entered into certain equity collars to reduce our exposure to share price changes in certain marketable securities. In the six months ended June 30, 2014, we recognized an unrealized gain of $2.1 million on those equity collars.

(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at June 30, 2014, we have not entered into any derivatives to mitigate this risk.

The Argentine government requires the repatriation of export revenues into Argentina and immediate conversion into Argentine pesos and therefore, where cash flows exceed our current cash repatriation schedule, this results in an increase to our Argentine peso cash balance. In Argentina, the official published Argentine peso exchange rate is significantly lower than the parallel market rate (also referred to as the blue rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A devaluation of the Argentine peso to a rate closer to the parallel market rate would materially impact the value of our Argentine peso denominated cash funds and VAT receivables in U.S. dollars, but would improve our operating costs in U.S. dollars, all else being equal. We are repatriating cash from Argentina under a fixed schedule of debt repayments and are actively seeking ways to mitigate the risk on our remaining inventory and cash balance of a devaluation of the Argentine peso.

During the first quarter of 2014, the Argentine peso saw a significant devaluation, well above the pace of devaluation through 2013, as the Argentine government reduced intervention and relaxed capital controls in January 2014. The devaluation has reduced the value of our Argentine peso-denominated assets, principally cash and VAT receivables, and decreased our Argentine peso-denominated liabilities, principally accounts payable, when expressed in U.S. dollars, our reporting currency. This resulted in a material foreign exchange loss recorded in the three months ended

March 31, 2014, mainly from our VAT receivable asset. Since the January devaluation, the Argentine peso exchange rate has been stable and foreign exchange loss recorded in the second quarter of 2014 declined to $1.0 million. While actions have been taken to curb inflation, recent estimates indicate inflation remains in the range of 1.5-3% per month.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instruments we hold that are impacted by interest based on variable market interest rates. Our 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record our 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2014.
b) Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the collectibility of trade receivables in the ordinary course of business and the quality of our financial investments.

Credit risk related to financial institutions and cash deposits: Under our investment policy, investments are made only in highly rated financial institutions, corporate and government securities. We consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables: We are exposed to credit risk through our trade receivables on concentrate and bullion sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage risk on concentrate sales by requiring provisional payments of at least 70 percent of the value of the concentrate shipped and through utilizing multiple counterparties. Bullion sales occur through banks with a credit rating of AA or better and cash is received within three days of sale.

Credit risk related to other financial assets: All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectibility. Deferred consideration is also expected to be collectible in full.

We also have credit risk through our significant VAT receivable balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved. During 2013, we experienced increased delays in the approval and recovery processes, but have experienced improved response to applications in the first half of 2014. We continue to engage actively with the Argentine tax authorities to expedite VAT approvals and recoveries.

c) Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine, although we are repatriating cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.

A detailed discussion of our liquidity position and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at June 30, 2014, is included in section 7 of this MD&A.

In our opinion, working capital at June 30, 2014, together with future cash flows from operations is sufficient to support our commitments through the next twelve months from the date of this MD&A.

We have no off balance sheet arrangements.

10.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2013, which is available at www.sedar.com, and our Form 40-F for the year ended December 31, 2013, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the six months ended June 30, 2014.

12.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of precious metals sold

We use the non-GAAP measures of cash costs and total costs per payable ounce of silver and gold sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for the three month periods indicated below:

	Q2	Q1	Q4	Q3	Q2
	2014	2014	2013	2013	2013
	$000s	$000s	$000s	$000s	$000s
Pirquitas mine
Cost of sales (A)	28,503	27,812	45,041	38,212	51,625
Add: Treatment and refining costs	4,296	3,148	4,938	3,190	3,703
Less: By-product revenue	(3,540)	(6,314)	(9,430)	(2,146)	(1,332)
Less: Inventory NRV adjustment	—	—	—	—	(12,193)
Less: Restructuring costs	—	—	(815)	(653)	—
Total Costs	29,259	24,646	39,734	38,603	41,803

Less: Depreciation, depletion and amortization	(6,037)	(5,080)	(10,703)	(10,748)	(11,295)
Less: Export duties on silver concentrate	(1,418)	(2,080)	(2,726)	(3,638)	(3,344)
Cash Costs	21,804	17,486	26,305	24,217	27,164

Marigold mine
Cost of sales (B)	24,762	—	—	—	—
Add: Treatment and refining costs	37	—	—	—	—
Less: By-product revenue	(13)	—	—	—	—
Total Costs	24,786	—	—	—	—

Less: Depreciation, depletion and amortization	(704)	—	—	—	—
Cash Cost	24,082	—	—	—	—

Cost of sales, per consolidated statement of (loss) income (A+B)	53,265	27,812	45,041	38,212	51,625

Pirquitas mine
Payable ounces of silver sold (oz)	1,790,117	1,415,114	2,237,943	1,817,769	2,085,118
Total Costs per silver ounce ($/oz)	16.34	17.42	17.75	21.24	20.05
Cash Costs per silver ounce ($/oz)	12.18	12.36	11.75	13.32	13.03

Marigold mine
Payable ounces of gold sold (oz)	21,836	—	—	—	—
Total Costs per gold ounce ($/oz)	1,135	—	—	—	—
Cash Costs per gold ounce ($/oz)	1,103	—	—	—	—

Precious metals equivalency
Total cash cost (for all metals produced)	45,886	17,486	26,305	24,217	27,164
Equivalent payable silver ounces sold (1)	3,200,587	1,415,114	2,237,943	1,817,769	2,085,118
Cash Cost per equivalent silver ounces sold	14.34	12.36	11.75	13.32	13.03

(1) Silver equivalent ounces have been established using realized silver and gold prices per ounce in the period and applied to the recovered metal content of the gold bullion that was produced by the Marigold mine.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period exclude the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the consolidated financial statements for the three and six months ended June 30:

	Three month ended June 30		Six months ended June 30
	2014	2013	2014	2013
	$000s	$000s	$000s	$000s

Net (loss) attributable to shareholders	(7,262)	(235,945)	(24,120)	(240,504)

Adjusted for:
Gain on sale and write down of mineral properties, net of tax	332	—	(7,100)	—
Business acquisition costs	3,064	—	5,036	—
Associate accounting	—	(22,103)	—	(23,038)
Write-down of inventory to NRV, net of tax	—	7,926	—	7,926
Asset impairment, net of tax	—	206,337	—	206,337
Loss on marketable securities	1,930	9,190	4,240	11,022
Other	—	424	—	336

Adjusted net (loss)	(1,936)	(34,171)	(21,944)	(37,921)

Weighted average shares outstanding (000s)	80,754	80,755	80,754	80,753

Adjusted basic (loss) per share ($)	(0.02)	(0.42)	(0.27)	(0.47)

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated. The policies applied in our condensed consolidated interim financial statements are based on IFRS interpretations and were approved on August 6, 2014, by our Board of Directors. Note 2 of the audited consolidated financial statements for the year ended December 31, 2013 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.
Following the acquisition of the Marigold mine on April 4, 2014, we have applied the following new accounting policies that were not previously applicable to the business. All other applicable accounting policies to the Marigold mine are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2014.
Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred. The results of businesses acquired during the period are included in the consolidated financial statements from the effective date of acquisition. The identifiable assets, liabilities and contingent liabilities of the businesses which can be measured reliably are recorded at provisional fair values at the date of acquisition. Provisional fair values are finalized within 12 months of the acquisition date. Acquisition-related costs are expensed as incurred. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.
Revenue recognition for gold bullion sales
Revenue from the sale of gold bullion is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to us; the sale price can be measured reliably; we have no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Typically, this is on the trade settlement date.
Leach pad inventory
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mineral properties, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage.
Property, plant and equipment
The following significant classes of depreciable plant and equipment were acquired with Marigold mine and their estimated useful lives are as follows:

Buildings	life of mine
Mobile equipment components	3 to 15 years

Pronouncements affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncements were adopted during the six months ended June 30, 2014:

Levies imposed by governments
IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments, was effective for annual periods beginning on January 1, 2014. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This did not have any significant impact on our current accounting for levies imposed by governments.

Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. The amendment was effective for annual periods beginning on January 1, 2014 and does not have a material impact on our consolidated financial statements.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2013 other than those which related to the sale of the Challacollo project and the acquisition of the Marigold mine, as discussed below.

Deferred consideration
During the six months ended June 30, 2014, we completed the sale of our 100% interest in the Challacollo project (note 7) of which a portion of sale consideration is deferred. The deferred consideration is dependent on various uncertain events and assumptions, including estimation of the year in which commercial production may be reached, the share price of Mandalay Resources Corporation ("Mandalay") for the deferred shares, and the price of silver for the deferred silver bullion. The fair value of the deferred consideration is determined by considering various scenarios of discounting the expected cash flows using a risk-adjusted discount rate and applying probability aspects to the cash flows.

Acquisition of the Marigold mine
Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations, and also the acquisition date when we obtained control over the acquiree, which was the date that consideration is transferred and when we assumed the assets and liabilities of the acquiree.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. The value of the leach pad inventory requires an estimation of recoverable ounces, production profile, future metal prices and estimation of costs to complete the production process. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property valuation is based upon estimates of mineral reserves and mineral resources used in the life of mine plan, as well as estimates of future metal prices, production, costs, and economic assumptions around inflation rates and discount rates.

Cost of sales and valuation of leach pad inventory
In determining cost of sales recognized in the consolidated statements of loss, we make estimates of quantities of ore stacked on leach pads and in process, and the recoverable gold in this material to determine the average costs of inventory sold during the period. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventory.

Estimated recoverable ounces
The carrying amounts of our mineral properties are depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to our mine plans and changes in metal price forecasts can result in a change to future depletion rates.

14.	FUTURE ACCOUNTING CHANGES

A number of new standards and amendments to standards and interpretations have been issued but are net yet effective. None of these is expected to have a significant effect on our consolidated financial statements, except the following set out below:
IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9") as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), issued in November 2013, moved the mandatory effective date to January 1, 2018.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

IFRS 15, Revenue from contracts with customers
The IASB has replaced IAS 18 - Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

Amendments

Amendments to standards and interpretations include the following:

IFRS 8, Operating segments: Amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. Effective for annual periods commencing on or after July 1, 2014.

IFRS 7, Financial instruments: Disclosure: Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2015.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P"). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our ICFR or DC&P during the six months ended June 30, 2014, other than the acquisition of the Marigold mine, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The scope of our design of DC&P and ICFR for the period covered by this report excludes the Marigold mine. We completed the acquisition of the Marigold mine on April 4, 2014, and proceeded to integrate the operations and administration of the acquired operation immediately thereafter. Although the Marigold mine is currently subject to similar controls as our other operations for the consolidation and financial reporting of period-end results, we will formally expand our DC&P and ICFR to include the Marigold mine in the first quarter of 2015. The Marigold mine's operations represent $297.9 million of net assets (34.2%), $28.1 million of consolidated revenues (44% and 29% for the three and six months ended June 30, 2014, respectively), and $2.7 million of net earnings as at and for the three and six months ended June 30, 2014.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,”
or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: our ability to successfully integrate the Marigold mine acquisition; future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver, gold and other metals; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F filed with the SEC and Annual Information Form filed with the Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.